April 18, 2016

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:	Energy 11, L.P.
Post-Effective Amendment to Form S-1
Filed April 4, 2016
File No. 333-197497

Dear Mr. Schwall:

On behalf of our client, Energy 11, L.P. (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 13, 2016, relating to the above referenced Post-Effective Amendment to Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and a revised Registration Statement.

For the Staff’s convenience, we have recited the comments from the Staff in this letter in bold type and have followed each comment with the Partnership’s response.

General

1.
You disclose that one of your primary investment objectives is to “acquire producing and non-producing oil and gas properties with development potential” and that you “substantially rely on the Manager to identify investment opportunities” under the Management Agreement.  However, we note you filed an Item 1.01 Form 8-K on April 7, 2016 to report the termination of the Management Agreement.  Please revise your post-effective amendment to disclose the termination of the Management Agreement or tell us why you believe you are not required to do so.  If you are eligible and elect to incorporate by reference per Item 12 of Form S-1, please specifically incorporate by reference all documents required to be incorporated by Item 12.  Note also the requirements of Item 12(b) of Form S-1 if you incorporate by reference.  In addition, please disclose how you intend to identify oil and gas properties without the Manager and discuss risks related thereto.  In that regard, we note the disclosure on page 7 that “[y]our chief executive officer and chief financial officer have no prior experience in the oil and gas industry.” Tell us what consideration you have given to providing a risk factor addressing management’s lack of experience in the oil and industry.

Mr. H. Roger Schwall
April 18, 2016

Response:  We have revised the post-effective amendment to include numerous provisions addressing the termination of the Management Agreement, including the text of the Form 8-K that we filed disclosing that termination.

As a small business issuer, we are now eligible to incorporate by reference under Item 12 of Form S-1 and we have included language in the prospectus incorporating all documents required to be incorporated pursuant to Item 12. We have included the disclosure required by Item 12(b) of Form S-1 in the prospectus.

We have included the following language in the prospectus concerning identification of oil and gas properties in the future:

Substantially all of our properties are currently being operated by Whiting Petroleum Corporation, an independent third party (“Whiting”). Since we own a 100% non-operating interest in our assets, most of the services that the Manager had been contracted to perform are being performed by Whiting, as operator of those properties. Through March 28, 2016, we have raised approximately $100 million in net proceeds of this offering. On December 18, 2015 we acquired the Sanish Field Assets (as described herein) for a purchase price of approximately $160 million. In addition, we anticipate that we will be obligated to invest an additional $75 million in drilling capital expenditures through 2020 to retain our working interests in the Sanish Field Assets.

To the extent that the proceeds of the offering are sufficient for us to pay off and maintain our interest in the Sanish Field Assets, it is likely that we will only invest in non-operated properties, since those are the opportunities that appear to be currently available to us. Clifford J. Meritt, our President, has extensive experience in locating oil and gas properties for investment and we will be relying on his experience in acquiring any additional properties.

In light of the foregoing, it is likely that all of the proceeds of this offering will be invested in non-operating interests where the operator will provide substantially all of the services to us pursuant to the terms of the applicable joint operating agreements that would have been provided by the Manager pursuant to the Management Agreement. Consequently, we do not anticipate that the termination of the Management Agreement will have an adverse effect on us. We have not yet determined whether we will enter into any similar agreements to provide any or all of the services that the Manager had agreed to provide.

Mr. H. Roger Schwall
April 18, 2016

In addition to risk factors regarding the lack of experience of our Chief Executive Officer and our Chief Financial Officer contained in pages 7 and 26 of the Prospectus, we have included as the first risk factor in the prospectus a discussion of the lack of oil and gas experience of our chief executive officer and our chief financial officer and our inability to be able to rely on the expertise of the Manager.

2.
Finally, it appears that the purpose of this post-effective amendment was to update the information in accordance with Section 10(a)(3) of the Securities Act.  It also appears that the termination of the Management Agreement may constitute a material change in the offering.  Given this, it does not appear appropriate to update the prospectus via a supplement.  Rather, the prospectus should be revised to update the required information and remove those disclosures which no longer apply, such as the discussion of the Management Agreement and other references to the Manager.   Please revise or explain to us why you believe the current presentation is appropriate.

Response:  On the date that we originally filed the post-effective, we did not yet know that negotiations with the Manager would result in the termination of the Management Agreement. Consequently, this was not addressed in the post-effective amendment. We agree that the termination of the Management Agreement constitutes a material change in the offering and we have addressed it as such in the prospectus supplement contained in post-effective amendment No. 3, which we have filed concurrent with the submission of this response letter. We have substantially revised the prospectus supplement in post-effective amendment No. 3 to address the termination of the Management Agreement. We have specifically noted that the discussions of the Manager and the Management Agreement contained in the prospectus should no longer be relied upon. Based upon the extensive amendment to the prospective supplement that we have made to address the termination of the Management Agreement, we do not believe that any investor will be misled by our presentation of this material in a prospective supplement. We believe that the prospectus supplement highlights the changes in the Partnership’s circumstances since the date the offering was commenced.

Mr. H. Roger Schwall
April 18, 2016

On behalf of the Partnership, I acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments concerning the foregoing, please contact Bill Nelson at (713) 547-2084.

Sincerely,

/s/ Bill Nelson

Bill Nelson
Haynes and Boone, LLP
(713) 547-2084
bill.nelson@haynesboone.com

cc:           Dave McKenney
Energy 11 GP, LLC